EXHIBIT 4.6

C & C TOURS, INC.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The Company is authorized to issue 20,000,000 shares of common stock, par value $.001. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no cumulative or preemptive rights to acquire additional shares of common stock or any other securities.

Voting Rights

A majority of our outstanding shares, represented by person or by proxy, shall constitute a quorum at each meeting of the shareholders. If a quorum exists, action on any matter is approved if the votes cast favoring the action exceed the votes cast opposing the action. Any action that may be taken by a vote of the shareholders may be taken without a meeting if authorized by the written consent of shareholders holding at least a majority of the voting power.

Other Securities

As of the date of this filing, we do not have any debt securities, warrants or options outstanding.

Transfer Agent

Our transfer agent is Standard Registrar & Stock Transfer Co., Inc. located in Salt Lake City, Utah.